U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        BRUMFIELD                       JOHN                    J
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   (Last)                            (First)              (Middle)

        520 SW SIXTH AVENUE, SUITE 750
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                                    (Street)
        PORTLAND                        OR              97204-1556
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        NBG RADIO NETWORK, INC. "NSBD"

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

        NOVEMBER 30, 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
             Chief Financial Officer and Secretary
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                               5.             6.
                                                               4.                              Amount of      Owner-
                                                               Securities Acquired (A) or      Securities     ship
                                                               Disposed of (D)                 Beneficially   Form:     7.
                                                               (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                    2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                  Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                   Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock (1)                     03/05/01       P              22,559      A     $1.00(2)   258,664        D
----------------------------------------------------------------------------------------------------------------------------------


==================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                             7.                         ative     Deriv-   11.
                    sion                       Number of                      Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.               of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date             Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and  (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date  ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)           Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------           or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-           Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion              of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date    Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrant to        $1.50    03/05/01   P       22,559(A)   09/05/01  03/05/03  Common   22,559   $1.00(2) 22,559     D
Purchase        per share                                                      Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock    $1.75    04/10/01   A      400,000(A)   06/01/01  03/10/01  Common  400,000           400,000     D
Option to Purchase  per share                                                  Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock    $2.00                                   09/01/99  09/01/02  Common   70,000            70,000     D
Option to Purchase   per share                                                 Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Employee Stock    $ .54                                   07/31/98  06/12/01  Common  100,000           100,000     D
Option to Purchase   per share                                                 Stock
Common Stock
-----------------------------------------------------------------------------------------------------------------------------------



===================================================================================================================================

Explanation of Responses:
(1) The shares of Common Stock may not be sold, transferred, or exchanged before September 5,2001.

(2) This price represents the purchase price of a unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock. Pursuant to Instruction 4(c)(iv), the components of the units are reported separately on Table I and Table II.



      /s/JOHN J. BRUMFIELD                                      03/ 5/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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